UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PHI, Inc.
(Name of Issuer)

Voting Common Stock, $0.10 par value
(Title of Class of Securities)

69336T106
(CUSIP Number)

Al A. Gonsoulin
4655 Sweetwater Boulevard
Suite 300
Sugarland, TX 77479
Telephone:  800-804-9003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69336T106
1.	Name of Reporting Persons. Al A. Gonsoulin
2.	Check the Appropriate Box if a Member of a Group (a) N/A (b) N/A
3.	SEC Use Only
4.	Source of Funds (See Instructions):		PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A
6.	Citizenship or Place of Organization:		U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power:	2,060,905 shares
	8.	Shared Voting Power:	N/A
	9.	Sole Dispositive Power:	2,060,905 shares
	10.	Shared Dispositive Power:	N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		2,060,905 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:		N/A
13.	Percent of Class Represented by Amount in Row (11):		70.9%*
14.	Type of Person Reporting (See Instructions):		IN

* Based on 2,905,757 total shares of Voting Common Stock outstanding as of April 29, 2016, as reported in PHI’s Form 10-Q for the quarter ended March 31, 2016.

This Amendment No. 4 to Schedule 13D relates to the voting common stock, par value $0.10 per share (“Voting Common Stock”), of PHI, Inc., a Louisiana corporation (“PHI”), and amends the Schedule 13D filed by the Reporting Person on June 14, 2006 (as amended by Amendment No. 1 filed on December 9, 2010, Amendment No. 2 filed on December 4, 2012, and Amendment No. 3 filed on March 23, 2015, the “Initial Statement”).  Except as specifically amended by this Amendment No. 4, the Initial Statement remains in full force and effect.

Item 3.                      Source and Amount of Funds or Other Consideration.

The following disclosure is hereby appended to Item 3 of the Initial Statement:

On May 13, 2015, Mr. Gonsoulin purchased 7,101 shares of Voting Common Stock on the open market with personal funds for approximately $209,497.

On May 14, 2015, Mr. Gonsoulin purchased 500 shares of Voting Common Stock on the open market with personal funds for approximately $15,841.

On May 15, 2015, Mr. Gonsoulin purchased 1,353 shares of Voting Common Stock on the open market with personal funds for approximately $43,256.

On May 19, 2015, Mr. Gonsoulin purchased 1,000 shares of Voting Common Stock on the open market with personal funds for approximately $32,171.

On June 1, 2015, Mr. Gonsoulin purchased 40 shares of Voting Common Stock on the open market with personal funds for approximately $1,435.

On March 30, 2016, Mr. Gonsoulin purchased 1,370 shares of Voting Common Stock on the open market with personal funds for approximately $24,910.

On March 31, 2016, Mr. Gonsoulin purchased 2,012 shares of Voting Common Stock on the open market with personal funds for approximately $38,008.

On May 25, 2016, Mr. Gonsoulin purchased 1,000 shares of Voting Common Stock on the open market with personal funds for approximately $15,414.

On May 26, 2016, Mr. Gonsoulin purchased 1,000 shares of Voting Common Stock on the open market with personal funds for approximately $15,704.

On May 27, 2016, Mr. Gonsoulin purchased 11,759 shares of Voting Common Stock on the open market with personal funds for approximately $198,389.

On May 31, 2016, Mr. Gonsoulin purchased 2,484 shares of Voting Common Stock on the open market with personal funds for approximately $43,624.

On June 1, 2016, Mr. Gonsoulin purchased 1,000 shares of Voting Common Stock on the open market with personal funds for approximately $18,005.

Item 5.                      Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Initial Statement are hereby amended and restated in their entirety as follows:

(a)
Mr. Gonsoulin owns 2,060,905 shares of Voting Common Stock of PHI.  Based on 2,905,757 shares of Voting Common Stock outstanding as of April 29, 2016, as reported in PHI’s Form 10-Q for the quarter ended March 31, 2016, Mr. Gonsoulin owns approximately 70.9% of the outstanding shares of the Voting Common Stock of PHI.

(b)	Mr. Gonsoulin exercises sole voting and dispositive power with respect to all 2,060,905 shares owned.

(c)
Seven transactions in PHI’s Voting Common Stock were transacted during the sixty-day period prior to the date of the filing of this Amendment No. 4:  (1) on March 30, 2016, Mr. Gonsoulin purchased 1,370 shares of Voting Common Stock on the open market with personal funds for approximately $24,910; (2) on March 31, 2016, Mr. Gonsoulin purchased 2,012 shares of Voting Common Stock on the open market with personal funds for approximately $38,008; (3) on May 25, 2016, Mr. Gonsoulin purchased 1,000 shares of Voting Common Stock on the open market with personal funds for approximately $15,414; (4) on May 26, 2016, Mr. Gonsoulin purchased 1,000 shares of Voting Common Stock on the open market with personal funds for approximately $15,704; (5) on May 27, 2016, Mr. Gonsoulin purchased 11,759 shares of Voting Common Stock on the open market with personal funds for approximately $198,389; (6) on May 31, 2016, Mr. Gonsoulin purchased 2,484 shares of Voting Common Stock on the open market with personal funds for approximately $43,624; and (7) on June 1, 2016, Mr. Gonsoulin purchased 1,000 shares of Voting Common Stock on the open market with personal funds for approximately $18,005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that as of May 27, 2016, the date of the event which requires the filing of this Amendment, the information set forth in this statement is true, complete and correct.

Dated this 3rd day of June, 2016.

By:	/s/ Kenneth J. Najder
Name: Al A. Gonsoulin
By: Kenneth J. Najder, Attorney-in-Fact*

*The Power of Attorney given by Mr. Gonsoulin was previously filed with the U.S. Securities & Exchange Commission on May 12, 2014 as an exhibit to a statement on Form 4 filed by Mr. Gonsoulin with respect to PHI, Inc. and is hereby incorporated by reference.